UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Xiaodong Yang

Vimicro Tianjin Corporation

15/F Shining Tower

No. 35 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

With copies to:

Kevin K. Tung, Esq.

KEVIN KERVENG TUNG, P.C.

136-20 38TH AVENUE, SUITE 3D

FLUSHING, NY 11354

Facsimile: (718) 939-4468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Xiaodong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,847,261 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,847,261 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,847,261 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14.	TYPE OF REPORTING PERSON IN

(1) This amount includes (a) 9,053,961 ordinary shares, (b) 108,325 American Depositary Shares (ADSs), representing 433,300 ordinary shares and (c) options to purchase 1,360,000 ordinary shares within 60 days of September 14, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Tianjin Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,053,961 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,053,961 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,053,961 ordinary shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.29%
14.	TYPE OF REPORTING PERSON (see instructions) CO

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed by Dr. Xiaodong (Dave) Yang (“Dr. Yang”) and Vimicro Tianjin Corporation (collectively, the “Reporting Persons”, and each a “Reporting Person”), with respect to Vimicro International Corporation (the “Company” or “Issuer”).

This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of the Issuer described herein held by Dr. Yang were previously reported on his Schedule 13G filed on February 10, 2014 (as amended). The ordinary shares of the Issuer described herein held by Dr. Yang were previously reported on his Schedule 13G filed on February 10, 2014 (as amended).

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer are listed on the NASDAQ Global Market under the symbol “VIMC.” The address of the principal executive office of the Company is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Dr. Yang is a director of the Company. The business address of Dr. Yang is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Dr. Yang is a citizen of the PRC.

Vimicro Tianjin Corporation is principally an investment holding vehicle. Vimicro Tianjin Corporation is a British Virgin Islands company wholly-owned by Dr. Yang. The business address of Vimicro Tianjin Corporation is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing. Equity financing will be provided by the Reporting Persons in the form of cash and rollover equity in the Company.

ITEM 4.	PURPOSE OF TRANSACTION

On June 21, 2015, Mr. Zhonghan (John) Deng, chairman of the board of directors (the "Board") and chief executive officer and Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a member of the Board of the Company (the "Buyer Group") submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$3.375 per Ordinary Share, or US$13.50 per ADS, in cash (the “Proposed Transaction”). The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

On August 5, 2015, a consortium agreement (the “Consortium Agreement”) was entered by and among Mr. Zhonghan (John) Deng (“Mr. Deng”), Mr. Zhaowei (Kevin) Jin (“Mr. Jin” and together with Mr. Deng, the “Founders”), Vimicro Beijing Corporatio, a British Virgin Islands company controlled by Mr. Deng, Vimicro Shenzhen Corporation, a British Virgin Islands company controlled by Mr. Jin (the foregoing two parties, the “Founder Shareholders” and, collectively with the Founders, the “Founder Parties”), and Mr. Shengda Zan, together with one or more affiliates and/or entities beneficially majority owned by Mr. Shengda Zan (“Mr. Zan”) (collectively, the “Sponsor”). Each of Sponsor and the Founder Parties is referred to herein as a “Consortium Member”, and collectively, the “Consortium”.

In said Consortium Agreement, the Consortium Members proposed to undertake an acquisition transaction with respect to the Issuer. If such transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

Under the Consortium Agreement, the Consortium shall, with Mr. Deng’s and Mr. Jin’s assistance and cooperation, (a) undertake due diligence with respect to the Issuer and its business; (b) engage in discussions with the Issuer regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Proposed Transaction, including but not limited to, the Merger Agreement (as defined in the Consortium Agreement). The Consortium Members further agreed to incorporate a new company under the laws of the Cayman Islands (“Holdco”) and to cause Holdco to form a direct, wholly-owned subsidiary under the laws of the Cayman Islands (“Acquisition Company”) to undertake the Proposed Transaction and to negotiate in good faith to reach agreement on the ownership percentage in the Holdco, the terms of the memorandum and articles of association of the acquisition vehicles and the terms of a shareholder agreement that would, among other things, govern the relationship of the shareholders in the Holdco following the closing. The Consortium Agreement also contains provisions with respect to the obligation on Consortium Members to notify other Consortium Members in the event of a competing proposal, limits on additional intra-consortium agreements that prejudices a Consortium Mmeber, sharing of fees and expenses and Consortium Members, appointment of advisors and confidentiality obligations.

On September 11, 2015, Dr. Yang and Vimicro Tianjin Corporation, together with Mr. Deng, Vimicro Beijing Corporation, Mr. Jin, Vimicro Shenzhen Corporation and Mr. Zan entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things, the inclusion of Dr. Yang and Vimicro Tianjin Corporation, as new members of the Consortium in connection with the Proposal to pursue the Proposed Transaction.

References to the Proposal, the Consortium Agreement and the Restated Consortium Agreement in this Schedule 13D are qualified in their entirety by reference to the Proposal, the Consortium Agreement and the Restated Consortium Agreement, a copy of which is attached hereto as Exhibit 7.02, Exhibit 7.03 and Exhibit 7.04, and incorporated herein by reference in their entirety.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 124,263,310 Ordinary Shares outstanding as of September 14, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

Number of shares as to which such person has:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Xiaodong Yang(2)	10,847,261	8.63%	10,847,261	0	10,847,261	0
Vimicro Tianjin Corporation(2)	9,053,961	7.29%	9,053,961	0	9,053,961	0

(1) Percentage based on 124,263,310 Ordinary Shares outstanding as of September 14, 2015, as provided by the Issuer.

(2) Vimicro Tianjin Corporation is the record owner of 9,053,961 ordinary shares of the Issuer. Xiaodong Yang is the sole director and shareholder of the Vimicro Tianjin Corporation and may be deemed to be the beneficial owner of the ordinary shares held by the Vimicro Tianjin Corporation.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal, the Consortium Agreement and the Restated Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons nor between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement between the Reporting Persons dated September 14, 2015.

Exhibit 7.02	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 21, 2015.

Exhibit 7.03	Consortium Agreement dated August 5, 2015.

Exhibit 7.04	Restated Consortium Agreement dated September 11, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

Xiaodong Yang		/Xiaodong Yang/
Xiaodong Yang

Vimicro Tianjin Corporation	By:	/Xiaodong Yang/
	Name:	Xiaodong Yang
	Title:	Director